Shareholder meeting
results (unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 		Votes against 		Abstentions
9,928,708 		473,433 			416,594


All tabulations are rounded to the nearest whole number.